UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                WANG LABORATORIES, INC.
                    (Name of Issuer)
                  Common Stock, par value $.01

                 (Title of Class of Securities)
                          93369N109
                         (CUSIP Number)
                          Alan M. Stark
          80 Main Street, West Orange, New Jersey 07052
                       (201) 325-8660
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

                       April 24, 1996
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   93369N109
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
               N/A
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,438,787
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              330,529
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                1,438,787
_________________________________________________________________
               (10) Shared Dispositive Power
                      330,529
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,769,316
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:     N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    4.9%
_________________________________________________________________
     14)  Type of Reporting Person
                    I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,769,316 Shares. Of this amount, 587,928 Shares were purchased on behalf of Omega Capital Partners, L.P., at a cost of $4,742,682; 552,254 Shares were purchased on behalf of Omega Institutional Partners, L.P., at a cost of $4,446,555; 37,600 Shares were purchased on behalf of Omega Equity Partners, L.P., at a cost of $501,213; 237,426 Shares were purchased on behalf of Omega Overseas Partners, Ltd., at a cost of $1,600,932; 23,579 Shares were purchased on behalf of Omega Overseas Partners II, Ltd., at a cost of $139,167; and 330,529 Shares were purchased on behalf of the Managed Account at a cost of $3,182,550. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 1995, there were then outstanding 36,005,204 Shares. Omega Capital Partners, L.P., owns 587,928 Shares, or 1.6% of those outstanding; Omega Institutional Partners, L.P., owns 552,254 Shares, or 1.5% of those outstanding; Omega Equity Partners, L.P., owns 37,600 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 237,426 Shares, or 0.7% of those outstanding; Omega Overseas Partners II, Ltd., owns 23,579 Shares, or 0.1% of those outstanding; and the Managed Account owns 330,529 Shares, or 0.9% of those outstanding.
     The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account since the last filing. All of the transactions were open market sale transactions.


                  OMEGA CAPITAL PARTNERS, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/08/96            20,600              $24.41
          04/12/96            31,000               24.58
          04/16/96             5,500               24.75
          04/18/96            18,600               25.06
          04/19/96            10,700               25.50
          04/23/96             3,700               25.50
          04/24/96            53,500               25.56
          04/25/96            22,800               24.63
          04/25/96               200               25.00
          04/25/96            17,100               24.69
          04/26/96             9.900               24.33


               OMEGA INSTITUTIONAL PARTNERS, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/08/96            19,300              $24.41
          04/12/96            29,700               24.58
          04/16/96             5,100               24.75
          04/18/96            16,900               25.06
          04/19/96            10,100               25.50
          04/23/96             3,400               25.50
          04/24/96            50,100               25.56
          04/25/96            22,100               24.63
          04/25/96               100               25.00
          04/25/96            15,900               24.69
          04/26/96             9,400               24.33



                   OMEGA EQUITY PARTNERS, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/24/96             1,800              $25.56
          04/25/96             1,600               24.63
          04/25/96               100               25.00
          04/25/96             1,000               24.69
          04/26/96               600               24.33




                  OMEGA OVERSEAS PARTNERS, LTD.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/08/96             8,200              $24.41
          04/12/96            12,700               24.58
          04/16/96             2,200               24.75
          04/18/96             7,400               25.06
          04/19/96             4,400               25.50
          04/23/96             1,400               25.50
          04/24/96            21,100               25.56
          04/25/96             9,400               24.63
          04/25/96               100               25.00
          04/25/96             6,600               24.69
          04/26/96             4,000               24.33



                OMEGA OVERSEAS PARTNERS II, LTD.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/08/96               800              $24.41
          04/12/96             1,100               24.58
          04/16/96               200               24.75
          04/18/96               700               25.06
          04/19/96               500               25.50
          04/23/96               100               25.50
          04/24/96             2,100               25.56
          04/25/96             1,000               24.63
          04/25/96               100               25.00
          04/25/96               500               24.69
          04/26/96               400               24.33




                         MANAGED ACCOUNT

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/08/96             6,100              $24.41
          04/12/96            10,500               24.58
          04/16/96             2,000               24.75
          04/18/96             6,400               25.06
          04/19/96             4,300               25.50
          04/23/96             1,400               25.50
          04/24/96            21,400               25.56
          04/25/96            13,100               24.63
          04/25/96               400               25.00
          04/25/96             8,900               24.69
          04/26/96             5,700               24.33



                           Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.
Dated: April 29, 1996


/s/ ALAN M. STARK
ALAN M. STARK on behalf of
LEON G. COOPERMAN, individually
and as managing partner of Omega
Capital Partners, L.P., Omega
Institutional Partners, L.P., and
Omega Equity Partners, L.P., and as
President of Omega Advisors, Inc.
pursuant to Power of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
Omega\Wang5